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                                                           (ANDERSEN LETTERHEAD)

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

June 24, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read the first four paragraphs of Item 4 included in the Form 8-K dated as of June 19, 2002 of Media 100 Inc. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,


/s/ ARTHUR ANDERSEN LLP

cc: Mr. Steven D. Shea
    Chief Financial Officer
    Media 100 Inc.